EXHIBIT 99.2

Avino Silver & Gold Mines Ltd.
Suite 900 – 570 Granville Street
Vancouver, BC V6C 3P1
Tel.: (604) 682-3701

INFORMATION CIRCULAR

AS AT AND DATED May 18, 2012

This Information Circular accompanies the Notice of the 2012 Annual General & Special Meeting (the “Meeting”) of shareholders of Avino Silver & Gold Mines Ltd. (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY
MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited Common shares without par value.  There is one class of shares only.  There are issued and outstanding 27,081,416 Common shares.  At a General Meeting of the Company, on a show of hands, every shareholder present in person and entitled to vote and every proxy holder duly appointed by a holder of a share who would have been entitled to vote shall have one vote and on a poll, every shareholder present in person or represented by proxy shall have one vote for each share of which such shareholder is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company other than:

Name	Number of Voting Securities	Percentage
Sprott Inc.	2,951,200	10.90%

Sprott Inc. & Sprott Canadian Equity Fund	2,874,200	10.61%

The directors have determined that all shareholders of record as of the 18th day of May, 2012 will be entitled to receive notice of and to vote at the Meeting.  Those shareholders so desiring may be represented by proxy at the Meeting.  The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notary certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or at the Head Office of the Company at Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1 not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxy-holders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" or "beneficial" shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Beneficial Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders.

Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders.  Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy.  In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's transfer agent as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own.  Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Proxy-holders named in the form and insert the Beneficial Holder's name in the blank space provided.  In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

PARTICULARS OF MATTERS TO BE ACTED UPON

TO THE KNOWLEDGE OF THE COMPANY’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR.  HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING; THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

I.	Financial Statements

The audited financial statements of the Company for the year ended December 31, 2011, (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the shareholders at the Meeting.  Shareholders should note that in accordance with the rules of National Instrument 51-102 “Continuous Disclosure Obligations”, shareholders will no longer automatically receive copies of financial statements unless a card (in the form enclosed herewith) has been completed and returned as instructed. Copies of all previously issued annual and quarterly financial statements and related Management Discussions and Analysis are available to the public on the SEDAR website at www.sedar.com and on the Company’s website at www.avino.com.  Hard copies of the Audited Annual Financial Statements and Management Discussion and Analysis will be available to shareholders free of charge upon request.

II.	Election of Directors

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then.  It is proposed that the number of directors for the ensuing year be fixed at five (5) subject to such increases as may be permitted by the Articles of the Company.  At the Meeting, the Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to be elected at the Meeting at five (5).

It is proposed that the persons named below will be nominated at the Meeting.  Each director elected will hold office until the next Annual General Meeting of the Company or until his successor is duly elected or appointed pursuant to the Articles of the Company unless his office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) or the Company’s Articles.

It is the intention of the Management designees, if named as proxy, to vote for the election of the said persons to the Board of Directors, unless the Shareholder has specified in its proxy that its Common shares are to be withheld from voting on the election of directors.

The Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:

Name and Present Office Held	Director Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised at the Date of this Information Circular	Principal Occupation and if not at present an elected director, occupation during the past five (5) years
Michael Baybak(1) (2) (3) La Canada, CA Director	June 1990	39,700 (Directly)	Business and Financial Consultant.
Andrew Kaplan Fair Haven, NJ Director	Sept 2011	Nil	Business Consultant
Gary Robertson(1) (2) (3) Moncton, NB Director	August 2005	20,000 (Directly) 72,900 (Indirectly)	Certified Financial Planner
David Wolfin West Vancouver, BC President, CEO and Director	October 1995	20,884 (Directly) 282,200 (Indirectly)	Mining Executive; Officer and/or Director of several reporting issuers.
Jasman Yee(1) (2) (3) Burnaby, BC Director	January 2011	22,500 (Directly)	Metallurgical Engineer

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Governance & Nominating Committee

All of the nominees are residents of Canada, except for Michael Baybak and Andrew Kaplan, who reside in the United States.  The Company has an audit committee, Governance & Nominating Committee and Compensation Committee, the members of which are set out above.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, to the knowledge of the Company, no director or proposed director of the Company is, or has, within the ten years prior to the date of this Circular, been a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)
was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

David Wolfin, a director and officer of the Company, was a director of Gray Rock Resources Ltd. at the date of a cease trade order issued by the British Columbia Securities Commission (“BCSC”) on May 29, 2002 for failure to file financial statements. The order was revoked on January 10, 2005.

Individual Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

No proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

III.	Appointment of Auditors

Management proposes the appointment of Manning Elliott, Chartered Accountants, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration.  Manning Elliott, Chartered Accountants have been the Company's Auditors since January 15, 2007.

In the absence of instructions to the contrary the shares represented by proxy will be voted in favour of a resolution to appoint Manning Elliott, Chartered Accountants, as Auditors of the Company for the ensuing year, at a remuneration to be fixed by the Board of Directors, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common Shares are to be withheld from voting on the appointment of auditors.

IV.	Ratification of Incentive Stock Option Plan

At the 2011 Annual General & Special Meeting, the shareholders re-approved a rolling stock option plan that had originally passed in 2009 (the “Stock Option Plan” or “Plan”) authorizing the issuance of incentive stock options to directors, officers, employees and consultants to an aggregate of 10% of the issued shares from time to time.  The TSX Venture Exchange policies (“TSX-V”) requires shareholder approval of the Stock Option Plan each year and the New York Stock Exchange Amex requires shareholder approval for any material increase in the number of shares to be issued under the plan.  There are currently 27,081,416 shares issued and outstanding, therefore the current 10% threshold is now 2,708,141 shares under the Stock Option Plan.  The material terms of the Plan remain the same.

A copy of the plan will be made available at the Company’s Head Office located at Suite 900 – 570 Granville Street, Vancouver, British Columbia V6C 3P1, until 4:00 pm on the business day immediately preceding the date of the Meeting.

Shareholder Approval

Shareholders will be asked at the Meeting to approve with or without variation the following resolution:

“BE IT RESOLVED that the Company’s Stock Option Plan be and is hereby approved.”

In the event such shareholder approval is not obtained, then the threshold for the number of shares reserved under the Plan for stock option grants will be the number approved by the shareholders at the last Annual General Meeting.  Any outstanding stock options will not be affected.

EXECUTIVE COMPENSATION

Please see Form 51-102F6 Statement of Executive Compensation attached to this Information Circular as Schedule “A”.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only compensation plan of the Company under which equity securities are currently authorized for issuance is the Stock Option Plan. The Stock Option Plan was previously approved by the shareholders of the Company.  The table below summarizes information in relation to the Common Shares reserved for issuance under the Stock Option Plan as of December 31, 2011.

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under the Stock Option Plan (excluding securities reflected in column (a))
Plan Category
Stock Option Plan (approved by security holders)	2,622,000	$1.80	69,023

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any degree, performed by a person or persons other than the directors or executive officers of the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No Informed Persons of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”) reporting issuers in those jurisdictions which have adopted NI 52-110 are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor.  Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

1.	Purpose of the Committee

1.1
The purpose of the Audit Committee is to assist the Board of Directors in its oversight of the integrity of the Company's financial statements and other relevant public disclosures, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

2.	Members of the Audit Committee

2.1
At least one Member must be “financially literate” as defined under NI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.2	The Audit Committee shall consist of no less than three Directors.

2.3	At least one Member of the Audit Committee must be “independent” as defined under NI 52-110, while the Company is in the developmental stage of its business.

3.	Relationship with External Auditors

3.1	The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2	The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3	The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4	The Audit Committee will have direct communications access at all times with the external auditors.

4.	Non-Audit Services

4.1
The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee.  In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2	Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)	acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)
performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

5.	Appointment of Auditors

5.1	The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2	The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.	Evaluation of Auditors

6.1
The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board of Directors and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.	Remuneration of the Auditors

7.1	The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2
The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

8.	Termination of the Auditors

8.1	The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.	Funding of Auditing and Consulting Services

9.1
Auditing expenses will be funded by the Company.  The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.	Role and Responsibilities of the Internal Auditor

10.1
At this time, due to the Company's size and limited financial resources, the Corporate Secretary, of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.	Oversight of Internal Controls

11.1	The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12.	Continuous Disclosure Requirements

12.1
At this time, due to the Company's size and limited financial resources, the Corporate Secretary of the Company is responsible for ensuring that the Company's continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.	Other Auditing Matters

13.1	The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2
The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.	Annual Review

14.1	The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

15.	Independent Advisers

15.1	The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

Composition of Audit Committee

Following the election of directors pursuant to this Information Circular, the following will be members of the Audit Committee:

Name	Independent (1)	Financially Literate(2)	Education and Experience
Jasman Yee	Yes	Yes	Metallurgical Engineer
Gary Robertson	Yes	Yes	Certified Financial Planner and director of several reporting issuers
Michael Baybak	Yes	Yes	Business and Financial Consultant.

(1)
A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)
An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee’s consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees(2)	Tax Fees(3) (1)	All other Fees(4)
December 31, 2011(1)	$41,310	$-	$2,000	$4,798

December 31, 2010	$67,000	$4,500	$3,500	$5,000

(1)	Estimated
(2)	Travel and expenses
(3)	Preparation of corporate tax returns
(4)	Form 20-F advisory and review services

Exemption

The Company has relied upon the exemption provided by section 6.1 of NI 52-110, which exempts a venture issuer from the requirement to comply with the restrictions on the composition of its Audit Committee and the disclosure requirements of its Audit Committee in an annual information form as prescribed by NI 52-110.  The Company is a “venture issuer” as that term is defined under NI 52-110.

CORPORATE GOVERNANCE

General

The Board of Directors believes that good corporate governance improves corporate performance and benefits all shareholders.  National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company.  In addition, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) prescribes certain disclosure by the Company of its corporate governance practices.  This disclosure is presented below.

Board of Directors

The Board of Directors is currently comprised of five directors. The size and experience of the Board of Directors is important for providing the Company with effective governance in the mining industry.  The Board of Directors’ mandate and responsibilities can be effectively and efficiently administered at its current size. The Board of Directors has functioned, and is of the view that it can continue to function, independently of management as required.  Directors are elected for a term of one year at the annual general meeting.

The Board of Directors has considered the relationship of each director to the Company and currently considers four of the five directors to be “unrelated” (Messrs. Baybak, Robertson, Yee and Kaplan).  “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

Procedures are in place to allow the Board of Directors to function independently.  At the present time, the Board of Directors has experienced directors that have made a significant contribution to the Company’s success, and are satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company.  Committees meet independent of management and other directors.

Directorships

Certain of the directors are also directors of other reporting issuers, as follows:

Director	Other Reporting Issuers
David Wolfin	Berkley Resources Inc. Bralorne Gold Mines Ltd. Coral Gold Resources Ltd. Cresval Capital Corp. Gray Rock Resources Ltd. Levon Resources Ltd. Mill Bay Ventures Inc.
Gary Robertson	Bralorne Gold Mines Ltd. Coral Gold Resources Ltd. Levon Resources Ltd. Mill Bay Ventures Inc. Sage Gold Ltd.

Orientation and Continuing Education

New Board members receive an orientation package which includes reports on operations and results, and public disclosure filings by the Company.  Board meetings are sometimes held at the Company’s offices and, from time to time, are combined with presentations by the Company’s management to give the directors additional insight into the Company’s business.  In addition, management of the Company makes itself available for discussion with all Board members.

Ethical Business Conduct

The Board of Directors has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board of Directors in which the director has an interest have been sufficient to ensure that the Board of Directors operates independently of management and in the best interests of the Company.

The Board of Directors has also adopted a formal Code of Ethics (the “Code”) and the Code is applied to all directors, officers and employees.  The Code of Ethics is available at the Company’s website at www.avino.com.

Nomination of Directors

The Board of Directors considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board of Directors’ duties effectively and to maintain a diversity of view and experience.

The Governance and Nominating Committee review/recommend matters to the Board of Directors with respect to the governance and nominating matters. In this regard, the purpose of the Committee is to:

i.	manage the corporate governance system for the Board of Directors;

ii.	assist the Board of Directors to fulfill its duty to meet the applicable legal, regulatory and (self-regulatory) business principles and 'codes of best practice' of corporate behaviour and conduct;

iii.	assist in the creation of a corporate culture and environment of integrity and accountability;

iv.	monitor the quality of the relationship between the Board of Directors and management of the Company;

v.	review the Chief Executive Officer's succession plan;

vi.	recommend to the Board of Directors’ nominees for appointment of the Board;

vii.	lead the Board of Directors' annual review of the Chief Executive Officer's performance; and

viii.	annually review and set an agenda of the Board of Directors on an ongoing basis.

The Governance and Nominating Committee currently consists of three directors, Messrs. Yee, Robertson and Baybak, all are unrelated.

The charter of the Governance and Nominating Committee is available at the Company’s website at www.avino.com

Compensation

The Compensation Committee recommends to the Board of Directors the compensation of the Company’s Directors and the Chief Executive Officer which the Compensation Committee feels is suitable.  Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Compensation Committee feels are similarly placed within the same business of the Company.

The Compensation Committee consists of three directors, Messrs. Yee, Robertson and Baybak, all are unrelated.

The charter of the Compensation Committee is available at the Company’s website at www.avino.com

Assessments

Due to the minimal size of the Company's Board of Directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.

OTHER MATTERS

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING.  HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING; THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.  Shareholders may contact the Company at Suite 900 - 570 Granville Street, Vancouver, B.C., V6C 3P1 to request copies of the Company’s financial statements and management and discussion and analysis of financial results.  Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

BOARD APPROVAL

The contents of this Information Circular have been approved and this mailing has been authorized by the directors of the Company.

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

By Order of the Board of Directors

AVINO SILVER & GOLD MINES LTD.

“David Wolfin”
______________________________
David Wolfin, President and Director

SCHEDULE “A”

Form 51-102F6
Statement of Executive Compensation
(for the financial year ended December 31, 2011)

AVINO SILVER & GOLD MINES LTD.

For purposes of this Statement of Executive Compensation, “named executive officer” of the Company means an individual who, at any time during the year, was:

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)
each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(d)
any additional individuals for whom disclosure would have been provided under (c) except that the individuals was not serving as an officer of the Company at the end of the most recently completed financial year;

each a “Named Executive Officer” (“NEO”).

Based on the foregoing definition, during the last completed fiscal year of the Company, there were two (2) NEOs, namely, its CEO, David Wolfin, and its CFO, Lisa Sharp.

1)  COMPENSATION DISCUSSION AND ANALYSIS

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and incentive stock options to the NEOs, based upon the recommendations of the Compensation Committee.  The Company and its Compensation Committee recognize the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility.  The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals.  The objectives of incentive bonuses in the form of cash payments are designed to add a variable component of compensation, based on corporate and individual performances for executive officers and employees.  No incentive bonuses were paid to executive officers and employees during the most recently completed fiscal year. The objectives of the stock option are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company.  Implementation of a new incentive stock option plan and amendments to the existing stock option plan are the responsibility of the Company’s Compensation Committee.

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services.  Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

The process for determining executive compensation relies solely on discussions amongst the board of directors of the Company (the “Board”) with the input from and upon the recommendations of the Compensation Committee, without any formal objectives criteria and analysis.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary (all NEOs)	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance.
Incentive Bonuses	Discretionary cash payment	Reward individual performance in achieving corporate goals
Incentive Stock Option (all NEOs)	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

2)  SUMMARY COMPENSATION TABLE

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the last three most recently completed financial years ended December 31 of the Company to its NEOs:

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)(3)	Pension value ($)(4)	All other compensation ($)	Total compensation ($)
David Wolfin(5)	2011	$145,000	NIL	$1,058,200	$150,000	NIL	NIL	$1,353,700
President , CEO &	2010	$96,000	NIL	$65,300	NIL	NIL	NIL	$161,300
Director	2009	$96,000	NIL	NIL	NIL	NIL	NIL	$96,000

Louis Wolfin	2011	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former CEO &	2010	NIL	NIL	$31,750	NIL	NIL	NIL	$31,750
Director	2009	NIL	NIL	NIL	NIL	NIL	NIL	NIL

Lisa Sharp	2011	$27,521	NIL	$124,600	NIL	NIL	NIL	$152,121
CFO*	2010	$20,992	NIL	$18,300	NIL	NIL	NIL	$39,292
	2009	$19,800	NIL	$19,500	NIL	NIL	NIL	$39,300

(1)	The Company does not currently have any share-based award plans.
(2)
The methodology used to calculate the grant date fair value is based on the Black-Scholes Option Pricing Model.  The Company used the following weighted average assumptions in the model to determine the award recorded above: Dividend Yield – Nil; Expected Life – 5 years; Volatility – 76.17%; Risk Free Interest Rate – 2.05%.

(3)	The Company’s sole non-equity incentive plan is the payment of a discretionary cash bonus.
(4)	The Company does not have any pension plans.
(5)
On June 24, 2010, Mr. Louis Wolfin resigned as CEO and director and Mr. David Wolfin was appointed CEO.  Mr. David Wolfin’s salary was paid to Intermark Capital Corp., a private BC corporation controlled by David Wolfin.

*On March 5, 2012, Ms. Lisa Sharp resigned as CFO and Mr. Malcolm Davidson was appointed CFO.

Annual Base Salary

Base Salary for the NEOs is determined by the Board upon the recommendation of the Compensation Committee and its recommendations are reached primarily by informal comparison of the remuneration paid by other reporting issuers with the same size and industry and with publicly available information on remuneration that the Compensation Committee feels is suitable.

The Annual Base Salary paid to the NEOs is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the Compensation Committee thereof as part of the annual review of executive officers.  The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase shall be in the sole discretion of the Board and Compensation Committee thereof.

Non-Equity Incentive Plan Compensation

One of the three components of the Company’s compensation package is a discretionary annual cash bonus, paid to recognize individual performance in attaining corporate goals and objectives.  The Company does not have a long-term incentive plan.

Option Based Awards

An Option Based Award is in the form of the grant of an incentive stock option.  The objective of the incentive stock option is to reward NEOs’, employees’ and directors’ individual performance at the discretion of the Board of directors upon the recommendation of the Compensation Committee.  The plan currently used by the Company is its 2011 Stock Option Plan (the “Plan”)

The Company currently maintains a formal stock option plan (the “Plan”), under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company’s issued capital from time to time.  For details of the Plan please refer to “Particulars of Matters to be Act Upon” in the Information Circular.

The Plan is administered by the Compensation Committee.  The process the Company uses to grant option-based awards to NEOs is based upon the recommendations of the Compensation Committee to the Board of Directors.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and the NEOs which the Committee feels is suitable.

As of December 31, 2011, stock options to purchase a total of up to 2,622,000 shares have been granted and remain outstanding under the Plan, leaving 69,023 options available for new grants.  All previous grants of option-based awards are taken into account when considering new grants.

3)  INCENTIVE PLAN AWARDS

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended December 31, 2011:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
David Wolfin	65,000	$0.75	Feb. 27, 2013	$43,550	Nil	Nil
President, CEO &	15,000	$0.81	Jan 14, 2015	$9,150	Nil	Nil
Director	95,000	$1.05	Sept 15, 2015	$35,150	Nil	Nil
	410,000	$2.30	Jan 18, 2016	N/A	Nil	Nil
	360,000	$2.00	Sept 30, 2016	N/A	Nil	Nil

Lisa Sharp	35,000	$0.75	Sept. 22, 2014	$23,450	Nil	Nil
CFO*	30,000	$1.05	Sep 10, 2015	$11,100	Nil	Nil
	50,000	$2.30	Jan 18, 2016	N/A	Nil	Nil
	40,000	$2.00	Sept 30, 2016	N/A	Nil	Nil

(1)
 In-the-Money Options are the difference between the market value of the underlying securities at December 31, 2011 and the exercise price of the option. The closing market price of the Company's common shares as at December 31, 2011 was $1.42 per common share.

*On March 5, 2012, Ms. Lisa Sharp resigned as CFO and Mr. Malcolm Davidson was appointed CFO.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended December 31, 2011:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Wolfin(2) President, CEO and Director	$65,600	Nil	Nil

Lisa Sharp(3) CFO	$8,000	Nil	Nil

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.
(2)	On June 24, 2010 Louis Wolfin resigned as CEO and director, and David Wolfin was appointed President and CEO.
(3)	On March 5, 2012 Lisa Sharp resigned as CFO, and Malcolm Davidson was appointed CFO.

4)  PENSION PLAN BENEFITS

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

5)  TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company did not have, at the end of its most recently completed fiscal year, any employment contracts with the executive officers under which there are any specified provisions for termination of employment or change in responsibilities.

6)  DIRECTORS COMPENSATION

The following table sets forth the value of all compensation paid to the directors in their capacity as directors during the most recently completed financial year ended December 31, 2011:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Michael Baybak*	$3,000	NIL	$203,600	NIL	NIL	NIL	$209,600
Gary Robertson*	$6,000	NIL	$226,400	NIL	NIL	NIL	$232,400
David Wolfin(2)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Jasman Yee*(3)	$6,000	NIL	$226,400	NIL	NIL	NIL	$232,400
Andrew Kaplan*(4)	$750	NIL	$45,600	NIL	NIL	NIL	$46,350

*Independent & Non-Employee Directors
(1)	The methodology used to calculate the grant date fair value is the last closing price of the Company’s shares before the date of the stock option grant less the exercise price.
(2)	CEO’s, see Summary Compensation Table.
(3)	Mr. Jasman Yee was appointed director on January 18, 2011.
(4)	Mr. Andrew Kaplan was appointed director on September 27, 2011.

The Company pays its independent directors each $750 per quarter.  Each independent director is also paid $250 per quarter for each committee he serves as a member before June 23, 2011 and the fee was increased to $750 after June 23, 2011.

No director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a)
any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors except for the granting of stock options; or

(c)	any arrangement for the compensation of directors for services as consultants or experts.

The Company may grant incentive stock options to Directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX Venture Exchange (the "TSX-V") and New York Stock Exchange Amex.

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended December 31, 2011:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
Michael Baybak	25,000	$0.75	Feb. 27, 2013	$16,750	Nil	Nil
	15,000	$0.81	January 14, 2015	$9,150	Nil	Nil
	20,000	$1.05	Sept 10, 2015	$7,400	Nil	Nil
	100,000	$2.30	Jan 18, 2016	Nil	Nil	Nil
	40,000	$2.00	Sept 30, 2016	Nil	Nil	Nil

Gary Robertson	25,000	$0.75	Feb. 27, 2013	$16,750	Nil	Nil
	15,000	$0.81	January 14, 2015	$9,150	Nil	Nil
	30,000	$1.05	Sept 10, 2015	$11,100	Nil	Nil
	100,000	$2.30	Jan 18, 2016	Nil	Nil	Nil
	60,000	$2.00	Sept 30, 2016	Nil	Nil	Nil

Jasman Yee*	15,000	$0.75	Feb. 27, 2013	$10,050	Nil	Nil
	30,000	$1.05	Sept 10, 2015	$11,100	Nil	Nil
	100,000	$2.30	Jan 18, 2016	Nil	Nil	Nil
	60,000	$2.00	Sept 30, 2016	Nil	Nil	Nil

Andrew Kaplan**	20,000	$2.00	Dec 9, 2013	Nil	Nil	Nil
	5,000	$2.30	Jan 18, 2016	Nil	Nil	Nil
	40,000	$2.00	Sept 30, 2016	Nil	Nil	Nil

(1)
In-the-Money Options is the difference between the market value of the underlying securities at December  31, 2011 and the exercise price of the option. The closing market price of the Company's common shares as at December 31, 2011 was $1.42 per common share.

*	Mr. Jasman Yee was appointed director on January 18, 2011.
**	Mr. Andrew Kaplan was appointed director on September 27, 2011.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period.  An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the most recently completed financial year ended December 31, 2011:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Michael Baybak	$16,000	Nil	Nil
Gary Robertson	$16,000	Nil	Nil
Jasman Yee*	$16,000	Nil	Nil
Andrew Kaplan**	Nil	Nil	Nil

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.
*	Mr. Jasman Yee was appointed director on January 18, 2011.
**	Mr. Andrew Kaplan was appointed director on September 27, 2011.